UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR
For the fiscal year ended March 31, 2021
or

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transition Period Ended: N/A
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
PART I — REGISTRANT INFORMATION

Digital Turbine, Inc.
Full Name of Registrant

Former Name if Applicable

110 San Antonio Street, Suite 160
Address of Principal Executive Office (Street and Number)

Austin, Texas 78701
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒
a.The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
b.The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
c.The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously announced in recent Form 8-K filings, Digital Turbine, Inc. (the “Company”) has consummated multiple significant strategic acquisitions in April and May of 2021. In addition, the Company engaged a new independent registered public accounting firm in March of 2021, just prior to its March 31, 2021 fiscal year-end, to align with the growing scale and global profile of the Company. The acquisitions have utilized significant internal resources, which has impacted the Company’s ability to (a) provide all the necessary information to their auditors for them to complete the audit and (b) prepare related disclosures to be included in the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2021 (the “Form 10-K”). As a result, the Form 10-K cannot be filed within the required time period. The Company expects to file the Form 10-K within the fifteen-calendar day grace period, as provided by Rule 12b-25 of the Securities Exchange Act of 1934.
PART IV — OTHER INFORMATION
(1)Name and telephone number of person to contact in regard to this notification.

Barrett Garrison	512	387-7717
(Name)	(Area Code)	(Phone Number)
(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒    No ☐
(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes ☒    No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company reported its results for the fiscal year and fiscal quarter ended March 31, 2021 in its Current Report on Form 8-K furnished with the Securities and Exchange Commission on June 1, 2021.

Digital Turbine, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 2, 2021	By:	/s/ Barrett Garrison
Barrett Garrison
Executive Vice President and Chief Financial Officer